Mail Stop 6010

July 31, 2006

Paul S. Giordano
President and Chief Executive Officer
Security Capital Assurance Ltd.
c/o CT Corporation System
111 Eighth Avenue
New York, New York 10011

> **Re:**   **Security Capital Assurance Ltd.**
>   **Form S-1, Amendment 7**
>   **Filed July 28, 2006**
>   **File No. 333-133066**

Dear Mr. Giordano:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM S-1

General

1. We note you have filed a confidential treatment request relating to exhibits 10.43, 10.44, and 10.45. Comments regarding your confidential treatment request, if any, will be sent under separate cover. All comments will need to be resolved prior to effectiveness.

Exhibits 5.1 and 8.2: Legal and Tax Opinions of Conyers Dill & Pearman

2. Please remove the following assumptions from both exhibit 5.1 and exhibit 8.2:

    - "where a document has been examined by us in draft form, it will be or has been executed and/or filed in the form of that draft, and where a number of drafts of a document have been examined by us all changes thereto have been marked or otherwise drawn to our attention";
    - "the resolutions contained in the Minutes were passed at one or more duly convened, constituted and quorate meetings, or by unanimous written resolutions, remain in full force and effect and have not been rescinded or amended"; and
    - "there is no provision of the law of any jurisdiction, other than Bermuda, which would have any implication in relation to the opinions expressed herein." Counsel is only required to opine on Bermuda law, so this assumption does not appear to be necessary. If Bermuda law is somehow dependent on the laws of another jurisdiction, the company may need to retain local counsel in that jurisdiction and file their opinion.

3. Please remove the statement in exhibit 5.1 that the opinion on the Issued Shares is "[b]ased solely upon a review of the register of members of the Company dated July 27, 2006, prepared by the Company." Counsel should review all documents it deems necessary to reach an opinion without this qualifier.

*   *   *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

        You may contact Frank Wyman at (202) 551-3660 or Joseph Roesler at (202) 551-3628 if you have questions regarding comments on the financial statements and related matters. Please contact Greg Belliston at (202) 551-3861 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Michael A. Becker, Esq.
       Cahill Gordon & Reindel LLP
       80 Pine Street
       New York, New York 10005